04046092

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NTT Urban Development Corporation

*CURRENT ADDRESS 25-5, Haraikatamachi
Shinjuku-ku, Tokyo
(Japan)

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON FINANCIAL

FILE NO. 82- 34835 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 11/10/04

82-34835

Exhibit D

RECEIVED

(Summary English Translation)

2004 OCT 26 P 3:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 7, 2004

3-31-04
AR/S

Mr. Norio Wada
President & CEO
Nippon Telegraph and Telephone Corporation

NTT URBAN DEVELOPMENT
CORPORATION
2-2, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
Representative Director and President

Notice of Convocation of the 19th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 19th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

Particulars

(1) Date: 4:00 p.m., Friday, June 25, 2004

(2) Place: Urbannet Otemachi Building
21st Floor, Silver Room
2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2004 and Business Report and Statement of Income for the 19th fiscal year (from April 1, 2003 through March 31, 2004)

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 19th fiscal year

Agendum No. 2: Amendments to the Articles of Incorporation

Agendum No. 3: Election of 16 directors

Agendum No. 4:	Election of a corporate auditor
Agendum No. 5:	Payment of retirement benefits to retiring directors and a retiring corporate auditor

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2003 through March 31, 2004

1. OUTLINE OF OPERATIONS

Business developments and results, future business strategies, financing and capital investments of the Company for the fiscal year ended March 31, 2004, business results and financial position in recent years are mentioned.

2. OUTLINE OF THE COMPANY

Information relating to principal businesses, principal offices, state of shares, major shareholder, employees, business combination, principal correspondent banks, and directors and corporate auditors of the Company is mentioned.

BALANCE SHEET
As of March 31, 2004

	(Thousands of yen)
Assets	
Current Assets:	
Cash and deposits	¥3,687,691
Accounts receivable	3,833,281
Property for sale	479,744
Property for sale in progress	7,486,005
Construction in progress (inventory)	29,389
Prepaid expenses	230,922
Deferred tax assets	220,000
Other current assets	1,892,697
Total current assets	17,859,731
Fixed Assets:	
Tangible fixed assets:	
Buildings	325,987,070
Structures	6,905,522
Machinery and equipment	3,342,798
Tools, furniture and fixtures	3,061,559
Land	59,788,041
Construction in progress	4,802,602
Total tangible fixed assets	403,887,594
Intangible fixed assets:	
Leasehold	1,129,917
Software	517,860
Other intangible fixed assets	378,077
Total intangible fixed assets	2,025,855
Investment and other assets:	
Investment securities	11,259,691
Shares of subsidiaries	479,250
Long-term prepaid expenses	23,952,508
Long-term deferred tax assets	3,061,616
Other investments	1,191,956
Allowance for doubtful receivables	(3,297)
Total investment and other assets	39,941,725
Total fixed assets	445,855,176
Total Assets	¥463,714,907

	(Thousands of yen)
Liabilities	
Current Liabilities:	
Accounts payable	¥5,020,068
Short-term borrowings	19,000,000
Current portion of long-term borrowings	27,529,800
Current portion of bonds	10,000,000
Accrued amount payable	6,423,214
Accrued expenses	1,459,104
Accrued income taxes, etc.	356,593
Advances received	5,587,659
Deposits received	784,402
Other current liabilities	4,706,705
Total current liabilities	80,867,549
Fixed Liabilities:	
Bonds	31,800,000
Long-term borrowings	184,307,880
Long-term accrued amount payable	1,238,576
Accrued retirement benefits for employees	477,639
Accrued retirement benefits for directors and corporate auditors	178,589
Lease deposits from tenants	117,878,821
Other fixed liabilities	9,112
Total fixed liabilities	335,890,618
Total liabilities	¥416,758,167

	(Thousands of yen)
Shareholders' Equity	
Common Stock	¥26,320,000
Capital Surplus	
Capital reserve	987
Total capital surplus	987
Earned surplus	
Earned reserve	3,168,921
Unappropriated reserve	
Contingent reserve	5,000,000
Reserve for special depreciation	1,402
Reserve for advanced depreciation of fixed assets	879,963
Special account for reserve for advanced depreciation of fixed assets	1,066,121
Total unappropriated reserve	6,947,486
Unappropriated retained earnings for the period	10,316,903
Total earned surplus	20,433,312
Variance of estimate of shares, etc.	202,440
Total shareholders' equity	46,956,739
Total Liabilities and Shareholders' Equity	¥463,714,907

STATEMENT OF INCOME

(Year ended March 31, 2004)

	(Thousands of yen)
Ordinary Items	
Operating revenues and expenses:	
Operating revenues:	
Operating revenues from leasing business	¥71,943,337
Operating revenues from residential property sales business	11,423,985
Operating revenues from other businesses	1,610,257
Total operating revenues	84,977,579
Operating expenses:	
Cost of sales for leasing business	52,273,812
Cost of sales for residential property sales business	9,467,628
Cost of sales for other businesses	707,369
Selling, general and administrative expenses	7,725,387
Total operating expenses	70,174,197
Operating income	14,803,382
Non-operating revenues and expenses:	
Non-operating revenues:	
Interest and dividend income	65,753
Other non-operating revenues	475,955
Total non-operating revenues	541,708
Non-operating expenses:	
Interest expenses	4,575,335
Interest on bonds	350,308
Commission for prepayment	1,983,705
Other non-operating expenses	59,642
Total non-operating expenses	6,968,991
Ordinary income	¥8,376,099

	(Thousands of yen)
Extraordinary Items	
Extraordinary gain:	
Gain on sale of fixed assets	722,055
Reversal of allowance for doubtful receivables	760
Total extraordinary gain	722,815
Extraordinary loss:	
Loss on sale of fixed assets	206,278
Loss on retirement of fixed assets	2,219,100
Loss from write-down of investment securities	76,000
Loss on liquidation of subsidiaries	295,169
Loss on revaluation of membership	1,000
Total extraordinary loss	2,797,548
Net income before income taxes	6,301,367
Income tax, inhabitants tax and enterprise tax	2,740,000
Adjustment of income taxes, etc.	30,000
	2,770,000
Net income for the period	3,531,367
Retained earnings brought forward	6,785,535
Unappropriated retained earnings for the period	¥10,316,903

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the period	¥10,316,903,476
Reversal of reserve for special depreciation	1,171,942
Reversal of special account for reserve for advanced depreciation of fixed assets	1,066,121,000
Total	11,384,196,418

We will appropriate these amounts as follows:

Earned reserve	268,424,133
Dividend (¥5,000 per share)	2,631,200,000
Bonuses to directors and corporate auditors (of which corporate auditors' bonus: ¥6,048,000)	53,041,333
Reserve for advanced depreciation of fixed assets	1,321,200,562
Total appropriation of retained earnings	4,273,866,028
Retained earnings brought forward to the next period	¥7,110,330,390

Copy of Audit Report of Independent Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

May 7, 2004

ChuoAoyama PricewaterhouseCoopers

Yasushi Hamada (Seal)
Certified Public Accountant
Representative and Engagement Partner

Kazuomi Nakamura (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of paragraph 1, Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations", the financial statements (the balance sheet, statement of income, and business report (limited to the portions relating to accounting) and proposed appropriation of retained earnings) of NTT URBAN DEVELOPMENT CORPORATION ("the Company") for the 19th fiscal year from April 1, 2003 to March 31, 2004, as well as supplementary statements (limited to the portions relating to accounting). The accounting portions of the business report and supplementary statements audited by us are those derived from the accounting books and records of the Company. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements, while our responsibility is to express our opinion on the financial statements and supplementary statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statements by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

4. The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after consultation, based on the report from each corporate auditor of the methods and results of the audit concerning the execution of duties of the directors during the 19th fiscal year from April 1, 2003 to March 31, 2004, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

In accordance with the audit policies, division of duties, etc. prescribed by the Board of Corporate Auditors, each corporate auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the directors and others, inspected important documents including those showing approval of executives, investigated the state of the Company's business and financial position at the head office and principal offices, requested reports on business from the subsidiaries, and visited subsidiaries and investigated their state of business and financial position when necessary. Each corporate auditor has also received reports and explanations from the independent auditors and examined the financial statements and the supplementary statements.

In connection with the competitive businesses engaged in by the directors, transactions between the Company and the directors involving conflicts of interest between the Company and the directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, and others, each corporate auditor has, in addition to the aforesaid methods, requested reports from the directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the independent auditors, ChuoAoyama PricewaterhouseCoopers, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the directors.

Furthermore, there has been no breach of their obligations by the directors in connection with the competitive businesses engaged in by the directors, transactions between the Company and the directors involving conflicts of interest between the Company and the directors, grants of benefits without consideration by the Company, or transactions of an extraordinary nature between the Company and its subsidiaries or shareholders.

May 12, 2004

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Tomoyuki Kuwayama (Seal)
Full-time Corporate Auditor

Tadao Tateno (Seal)
Full-time Corporate Auditor

Manabu Moriya (Seal)
Corporate Auditor

(Note) Corporate auditors Mr. Tomoyuki Kuwayama, Mr. Tadao Tateno and Mr. Manabu Moriya are outside corporate auditors as set forth in paragraph 1, Article 18 of The Special Law of the Commercial Code Concerning Audit, etc. of Joint Stock Corporations.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

526,240

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 19th fiscal year

The content of the proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendments to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

Agendum No. 3: Election of 16 directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of a corporate auditor

Name and brief personal history of the candidate and numbers of the Company's shares owned by such candidate are mentioned.

Agendum No. 5: Payment of retirement benefits to retiring directors and a retiring corporate auditor

It is proposed that appropriate retirement benefits be paid to retiring directors and retiring corporate auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors for retiring directors, and among the corporate auditors for the retiring corporate auditor.

Names and brief personal histories of the retiring directors and retiring corporate auditor are mentioned.